UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68893 / February 11, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15076

In the Matter of

:

CHINA VOICE HOLDING CORP.,   :
CHINA YONGXIN PHARMACEUTICALS, INC.,   :
CREATIVE TECHNOLOGIES HOLDINGS, INC.,   :   ORDER MAKING FINDINGS
CRESTEK, INC.,   :   AND REVOKING
CRYS*TEL TELECOMMUNICATIONS.COM, INC.   :   REGISTRATION BY
  (n/k/a FLEET MANAGEMENT SOLUTIONS, INC.),   :   DEFAULT AS TO CHINA
CSI COMPUTER SPECIALISTS, INC., and   :   VOICE HOLDING CORP.
CST ENTERTAINMENT, INC. (n/k/a LEGACY   :
  HOLDING, INC.)   :

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on October 24, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent China Voice Holding Corp. (China Voice) has repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

The Office of the Secretary and the Division of Enforcement (Division) provided evidence that China Voice was served with the OIP on October 25, 2012. See 17 C.F.R. § 201.141(a)(2)(ii). On November 13, 2012, Respondents were ordered to show cause, by November 23, 2012, why the registrations of their securities should not be revoked by default. This Office received China Voice's Answer to the OIP on November 19, 2012.

A telephonic prehearing conference was held on November 30, 2012. China Voice did not participate in the prehearing conference. The Division and China Voice were granted leave to file motions for summary disposition and ordered to file motions for summary disposition by January 4, 2013, opposition briefs by January 18, 2013, and reply briefs, if any, by January 28, 2013. The Division filed a Motion for Summary Disposition and Brief in Support (Motion) and

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[1] This proceeding has ended as to all Respondents except China Voice. See China Voice Holding Corp., Exchange Act Release Nos. 68333 (Dec. 3, 2012), 68346 (Dec. 4, 2012), 68388 (Dec. 10, 2012), 68566 (Jan. 3, 2013).

Declaration of Neil J. Welch, Jr. with nine exhibits attached thereto, on January 4, 2013.[2] China Voice did not file a motion for summary disposition or an opposition to the Division's Motion. At the prehearing conference I declined to default China Voice for failing to participate in the prehearing conference, and stated that I would issue a default order against it if it failed to participate in summary disposition briefing by failing to file an opposition. Div. Ex. 6, pp. 11-12.

Accordingly, I find China Voice in default for failing to appear at the prehearing conference, respond to a dispositive motion, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .221(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the record to be true and I take official notice of the public official records concerning China Voice. See 17 C.F.R. § 201.323.

China Voice, Central Index Key No. 1333491, is a revoked Nevada corporation located in Addison, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Div. Ex. 1; OIP, p. 1. On December 2, 2011, the U.S. District Court for the Northern District of Texas (Court) entered a final judgment, by consent, as to China Voice, permanently enjoining it from violating Sections 10(b) and 13(a) of the Exchange Act and Rule 10b-5 thereunder, Section 17(a) of the Securities Act of 1933, and Regulation FD. Div. Ex. 2.

China Voice is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2010, which reported a net loss of over $909,000 for the prior six months. Div. Ex. 8; OIP, pp. 1-2. In addition to repeated failures to file timely periodic reports, China Voice failed to heed a delinquency letter sent to it by the Division of Corporation Finance on December 6, 2011, requesting compliance with its periodic filing obligations. Div. Ex. 3; OIP, p. 3. The delinquency letter was received by China Voice on December 13, 2011, as evidenced by the Domestic Return Receipt signed by Donald Preston, who according to its most recent filing, a Schedule 13D filed with the Commission on April 29, 2011, was the Chief Executive Officer and person authorized to receive notices and communications on behalf of China Voice.[3] Div. Exs. 3, 8, 9.

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[2] Div. Ex. 1 is China Voice's Form 10 registration statement filed on October 28, 2008; Div. Ex. 2 is a copy of the final judgment issued as to China Voice in SEC v. Allen, Civil Action No. 3:11-882-0 (N.D. Tex. Dec. 2, 2011); Div. Ex. 3 is the December 6, 2011, delinquency letter sent to China Voice by the Division of Corporation Finance and a signed return receipt; Div. Ex. 4 is a printout from www.otcmarkets.com showing the trading status for China Voice as of August 27, 2012; Div. Ex. 5 is the Commission's October 24, 2012, Order of Trading Suspension for China Voice; Div. Ex. 6 is the transcript of the November 30, 2012, telephonic prehearing conference; Div. Ex. 7 is a printout from www.otcmarkets.com showing the trading status for China Voice as of January 4, 2013; Div. Ex. 8 is a printout from the Commission's public EDGAR database showing all filings for China Voice as of January 4, 2013; and Div. Ex. 9 is the Form 8-K filed by China Voice on April 24, 2011.

[3] Don Preston became the Chief Executive Officer and Director of China Voice effective April 15, 2011. Div. Ex. 9, p. 2.

On October 24, 2012, the Commission issued an Order of Suspension of Trading in the securities of China Voice for the period October 24, 2012, through November 6, 2012. Div. Ex. 5. As of August 27, 2012, the company's stock (symbol "CHVC") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc., had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). Div. Ex. 4; OIP, p. 2 (noting as of October 15, 2012, China Voice's stock was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception.). As of December 31, 2012, the company's stock was no longer eligible for the "piggyback" exception. Div. Ex. 7.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As evidenced by the foregoing, China Voice has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies and its blatant violation of the Court's injunction, it is necessary and appropriate for the protection of investors to revoke the registration of each class of its registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Voice Holding Corp. is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge